

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2013

Via Secure E-mail
W. Keith Maxwell III
Chief Executive Officer
Marlin Midstream Partners, LP
2105 CityWest Boulevard
Suite 100
Houston, Texas 77042

> **Re:** **Marlin Midstream Partners, LP**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 10, 2013**
> **CIK No. 0001575599**

Dear Mr. Maxwell:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please tell us why you no longer intend to file the Form of Amended and Restated Limited Liability Company Agreement of Marlin Midstream GP, LLC.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 82

2. Reference is made to footnote (10) in Note 1 to the unaudited pro forma condensed combined financial statements which discusses adjustments to revenue and cost of natural gas, NGLs and condensate revenue resulting from: (i) assigning to AES multiple third party keep-whole and other commodity-based gas gathering and processing agreements,

(ii) terminating existing commodity-based gas gathering and processing agreement with AES and (iii) entering into a new fee-based gathering and processing agreement with AES. We note that processing volumes used in the pro forma calculations are historical volumes gathered and processed; however, pro forma gross margin is significantly greater than historical gross margin. Please tell us your consideration of describing the change in the relationship between costs and revenues as a result of these events and the estimated impact on gross margin in your discussion of how revenues are generated by your Midstream Natural Gas segment on page 83. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

Results of Operations, page 89

3. We note your disclosure in your discussion and analysis of general and administrative expenses for the three months ended March 31, 2012 compared to the three months ended March 31, 2013 that the increase was primarily attributable to costs incurred in connection with the offering. Please tell us your consideration of deferring offering costs which may be charged against the gross proceeds of the offering. Please refer to ASC 340-10-S99-1.

Management, page 126

Compensation Discussion and Analysis, page 128

Summary Compensation Table for 2012, page 129

4. We note the disclosure contained in the summary compensation table. Please provide footnotes with respect to the disclosure in the table for Messrs. Maxwell and Jones indicating that, while you did not pay or accrue any amount for their compensation in 2012, they were employed and compensated by NuDevco in 2012, including for services rendered to you.

5. We note the statement in "Narrative Disclosure to Summary Compensation Table—Base Salary" that Mr. Linton received a base salary in 2012. However, in "Summary Compensation Table For 2012," it appears that Mr. Linton received only a bonus. Please reconcile the disclosure. Please also include an amount in the "Total" column in the summary compensation table for Mr. Linton.

Index to Financial Statements, page F-1

Marlin Midstream Partners, L.P. Unaudited Pro Forma Condensed Combined Financial
Statements, page F-2

Note 2. Pro Forma Adjustments and Assumptions, page F-8

(13), page F-9

6. It appears that the pro forma adjustments to interest expense related to the amortization of
deferred financing costs and unused commitment fees related to the new credit facility
are not included in the unaudited Pro Forma Condensed Combined Statement of
Operations on pages F-5 and F-6. Please advise or revise. In addition, please disclose
the amortization period of the deferred financing costs and the commitment fee as a
percentage of the unused commitment.

(14), page F-10

7. Please disclose the interest rate used to compute pro forma interest expense associated
with the new credit facility and whether the rate is based on the current interest rate or the
interest rate for which you have a commitment. If actual interest rates in the transaction
can vary from those depicted, please disclose the effect on income of a 1/8 percent
variance in interest rates. If a rate other than the current or committed rate is used, please
provide prominent disclosure of the basis of presentation and the anticipated effects of
the current interest rate environment in the introduction to the pro forma financial
statements and wherever pro forma information is provided.

General

If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Adam Phippen at (202) 551-3336 or William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Lilyanna Peyser at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Terry Jones
Marlin Midstream Partners, LP

Brett Braden
Latham & Watkins LLP